CINCINNATI FINANCIAL CORPORATION

6200 S. Gilmore Road

Fairfield, Ohio 45014

November 30, 2011

Securities and Exchange Commission

450 East Fifth Street, N.W.

Washington, D.C. 20549

Attention: Laura Crotty

Re: Cincinnati Financial Registration Statement on Form S-3; File No. 333-178080

Dear Ms. Crotty:

Cincinnati Financial Corporation hereby requests that the above-referenced Registration Statement be declared effective at 9:30 a.m., Eastern Standard Time, on December 2, 2011, or as soon thereafter as is practicable.

The Cincinnati Financial Corporation acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cincinnati Financial Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Cincinnati Financial Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Cincinnati Financial Corporation confirms that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering.

      Yours very truly,

      Cincinnati Financial Corporation

      /s/Lisa A. Love, Esq.

Lisa A. Love, Esq.

Sr. Vice President, General Counsel

and Corporate Secretary